07020922

RECEIVED

2007 FEB -9 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

metabolic

25 January, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

SUPPL

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
28 December 2006	ASX	Appendix 3B	8
28 December 2006	ASIC	Change to Company Details – Form 484	2
4 January 2007	ASX	ASX Price Query	2
5 January 2007	ASX	Response to ASX Price Query	2
11 January 2007	ASX	Appendix 3B	8
11 January 2007	ASIC	Change to Company Details – Form 484	2
12 January 2007	ASX	Change in Substantial holding from Circadian	4
22 January 2007	ASX	Quarterly Investor Update	6
25 January 2007	ASX	Appendix 3B	8
25 January 2007	ASIC	Change to Company Details – Form 484	2

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

(MPSEC20-12-06.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED

2007 FEB -9 P 3:10

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 15:46:32

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ASX Code MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,000 Ordinary Shares (ASX Code MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	16,000 Ordinary Shares (ASX Code: MBP) issued on exercise of 16,000 Unquoted Options (ASX Code: MBPAW)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust, distribution*) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Fully Paid Ordinary Shares
5	Issue price or consideration	Exercise of 16,000 Unquoted Options (ASX Code: MBPAW) at $0.55 per share – total $8,800
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unquoted Options (ASX Code: MBPAW)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
299,513,545	MBP

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
737,170	MBPAA
1,527,096	MBPAB
2,279,900	MBPAQ
183,333	MBPAU
6,094,976	MBPAW
1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 28 December, 2006

Print name: BELINDA SHAVE

== == == == ==

RECEIVED

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Metabolic Pharmaceuticals Limited

Refer to guide for information about corporate key

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
28/12/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	16,000	$0·55	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 1 / 1 2 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 45
South Tower
Stock Exchange Centre
525 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

4 January 2007

Belinda Shave
Company Secretary
Metabolic Pharmaceuticals Limited
Level 3
509 St Kilda Road
Melbourne, VIC 3004

By email:- Belinda.shave@metabolic.com.au

Dear Belinda

Metabolic Pharmacueticals Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 83 cents on 28 December 2006 to $1.04 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on** Friday, 5 January 2006).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Adviser, Issuers

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2007 FEB -9 P 3:12

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/01/2007

TIME: 09:50:45

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query re Share Price

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

4 January, 2007

metabolic

Ms Kate Kidson
Australian Stock Exchange Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: Price Query

We refer to your email received today relating to the increase in the price of Metabolic Pharmaceutical's shares and the increase in the volume of trading. We provide the following responses to your queries :

1. *Is the company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

   No.

2. *If the answer to Question 1 is Yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Not applicable.

3. *Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?*

   The Company's share price and average volume traded have been steadily rising since October 2006, during which time we have made several positive announcements. On 18 December 2006 the Company announced the completion of its Phase 2B *OPTIONS* Study for obesity drug AOD9604, the results of which are expected to be announced in March 2007.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

   We confirm that Metabolic Pharmaceuticals Limited continues to comply with all ASX Listing Rules.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 FEB -9 P 3:

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/01/2007

TIME: 18:37:37

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ASX Code MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	600,000 Ordinary Shares (ASX Code MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	600,000 Ordinary Shares (ASX Code: MBP) issued on exercise of 600,000 Unquoted Options (ASX Code: MBPAW)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Fully Paid Ordinary Shares
5	Issue price or consideration	Exercise of 600,000 Unquoted Options (ASX Code: MBPAW) at $0.55 per share – total $330,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unquoted Options (ASX Code: MBPAW)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 and 11 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,113,545	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	737,170	MBPAA
		1,527,096	MBPAB
		2,279,900	MBPAQ
		183,333	MBPAU
		5,494,976	MBPAW
		1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] The Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period *(if issued upon conversion of another security, clearly identify that other security)*	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give *this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 11 January, 2007

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

2007 FEB -9 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3
509 St Kilda Road, Melbourne, VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
11/01/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	600,000	$0.55	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

10/01/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2007

TIME: 18:13:00

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from CIR

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

circadian
technologies limited

12 January 2007

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Change in Substantial Holding for Metabolic Pharmaceuticals Limited - Update

We enclose Form 604 "Notice of Change of Interests of Substantial Holder" by Polychip Pharmaceuticals Pty Ltd (Polychip), a wholly owned subsidiary of Circadian Technologies Limited.

Polychip has not changed its shareholding in Metabolic Pharmaceuticals Pty Ltd since 29 November 2006, however its interest in that company has been diluted due to the issue of a total of 15,548,062 fully paid ordinary shares by Metabolic in a share placement to institutional shareholders and sophisticated investors and due to the exercise of unquoted options and performance rights. Accordingly, Polychip's interest in Metabolic has reduced from 12.66% to 12.0%.

Yours sincerely

Natalie Korchev
Company Secretary

Circadian Technologies Limited
ABN 32 006 340 567
Level 1, 10 Wallace Avenue,
Toorak, Victoria 3142, Australia
P: +61 (3) 9826 0399
F: +61 (3) 9824 0083
www.circadian.com.au

FORM 604

Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: **METABOLIC PHARMACEUTICALS LIMITED ("Metabolic")**

ACN: **083 866 862**

1. Details of substantial holder (1)

Name: **POLYCHIP PHARMACEUTICALS PTY LTD (A WHOLLY OWNED SUBSIDIARY OF CIRCADIAN TECHNOLOGIES LIMITED) ("Polychip")**

ACN: **006 455 456**

There was a change in the interests of the substantial holder on **14/12/06 to 11/1/07**

The previous notice was given to the company on **30/11/06**

The previous notice was dated **30/11/06**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	**Previous notice ***		**Present notice**	
	Person's votes	**Voting power (5)**	**Person's votes**	**Voting power (5)**
Ordinary	36,012,701	12.66%	36,012,701	12.00%

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/01/2007

TIME: 10:13:48

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

QUARTERLY INVESTOR UPDATE NUMBER 16, 22 JANUARY 2007

Highlights

- ***AOD9604* for obesity: Phase 2B *OPTIONS Study* completed – Results due in March 2007**
- ***ACV1* for pain: Progress with Phase 2A programme, likely mechanism of action identified and progress with oral variant**
- ***Oral Peptide Delivery Platform* moves forward**
- **Strong financial position following share placement**

KEY NEAR-TERM MILESTONES

- **Q107**: Obesity drug, *AOD9604* – Phase 2B, *OPTIONS Study* results expected to be announced in March 2007
- **Q107**: Pain drug, *ACV1* – Second trial in the Phase 2A programme to commence (targeting diabetic neuropathic pain and post-herpetic neuralgia)
- **Mid 2007**: Pain drug, *ACV1* - results of the Phase 2A programme expected to be announced for the first trial (targeting sciatic pain)
- **2007**: *ACV1* project – Oral variant expected to enter formal pre-clinical development programme
- **2007**: *NRP* project - Lead compound to be selected and manufactured (joint project with Neuren)
- **2007**: Osteoporosis drug, *AOD9604* – Phase 2 trial to commence (subject to approval by regulatory authorities)
- **2007**: Possible licensing deal for *AOD9604* and / or *ACV1*

Comments from the CEO, Dr Roland Scollay

"Welcome to our Quarterly Investor Update covering Company news from the fourth quarter of 2006 (Q406).

I am delighted to report excellent progress in several areas of the business, the most significant being the recent completion of our **Phase 2B *OPTIONS Study*** on time and within budget. We are now waiting for the results to be analysed, a complicated process which takes several months. In the meantime, we are engaging in appropriate preparatory work for a Phase 3 obesity trial for *AOD9604*, so that in the event of a positive Phase 2B outcome, we can move the drug forward as quickly as possible.

We have also reported a number of key developments regarding our pain drug, *ACV1*. Firstly, treatment has commenced in the **Phase 2A trial** for patients with sciatic neuropathic pain. This trial is the first of two Phase 2A trials which will explore the beneficial effects of *ACV1* as well as its safety and tolerability profile.

Secondly, an independent study conducted in the US has revealed the likely **mechanism of action** for *ACV1*, which adds significantly to the understanding of how the drug works and therefore its value.

Thirdly, we have completed an extension of the *ACV1* Phase 1 study, extending the safety data to an even higher dose than previously achieved (results to be announced soon).

Fourthly, we have improved the **oral variant** of *ACV1* developed earlier this year. This optimised oral variant has shown the same beneficial analgesic effects in animals as the original injected version of *ACV1*, which is currently being tested in humans.

Metabolic has now developed into a company with many strengths and a substantial pipeline. The drugs we have in clinical development address obesity, neuropathic pain (nerve pain) and osteoporosis. In all three of these markets, competition is limited and our drugs differentiate themselves from those on the market by having different or complementary mechanisms of action. 2007 will be a landmark year for the Company, as all three indications go through significant milestones. Clearly, the next big milestone will be the results from our Phase 2B *OPTIONS Study* which are expected to be announced in March 2007 and there are more to follow.

Our sincere thanks to all shareholders for their continued support".

OBESITY

Phase 2B *OPTIONS Study* completed on time and within budget

- The number of completing subjects comfortably exceeds statistical design goal
- Results expected to be announced in March 2007



In late December 2006, Metabolic announced that the last subject had completed the Phase 2B *OPTIONS Study* for obesity drug *AOD9604*. A total of 407 subjects completed 12 weeks of treatment and of those, 360 subjects went on to complete 24 weeks of treatment. The retention rate of subjects in this trial was 81% after 12 weeks of treatment and 72% after 24 weeks of treatment – which is within the expected range for 24 week obesity drug trials and comfortably exceeds Metabolic's statistical design goal.

The blinded data from this large-scale trial are now being collated, and will be unblinded and analysed once the database is finalised. Metabolic expects the data analysis to be completed in March 2007, when a formal announcement will be made. "Blinded" means that nobody, including the doctors, subjects or Metabolic, knows which subjects were taking *AOD9604* or placebo, until the study is eventually unblinded and the data can be analysed for drug or placebo effects.

The primary aim of the *OPTIONS Study* is to assess the weight loss of subjects on *AOD9604* compared to placebo, firstly over a 12 week period, and secondly over a 24 week period. Dr Roland Scollay, CEO of Metabolic, commented "in terms of outcomes, a similar range of weight loss to that seen in the previous Phase 2B trial over 12 weeks will be a good result as this is competitive with other drugs in the marketplace. Based on the evidence from previous trials, *AOD9604* appears to have a competitive advantage in terms of safety and tolerability, and we hope to build on this evidence in the *OPTIONS Study*. Also, *AOD9604*'s mechanism is different from the other drugs on the market or in late stage development".

There are several other important aims of the *OPTIONS Study*, including:

- To determine dose levels to use in Phase 3;
- To confirm the good safety and tolerability profile seen in previous clinical trials of *AOD9604*; and
- To monitor the effect of *AOD9604* on other health areas such as glucose tolerance, progression to diabetes and lipid profiles.

Next steps

If the *OPTIONS Study* is successful, Metabolic will immediately accelerate planning for a Phase 3 trial, and at the same time activate a licensing process to determine the level of interest from global pharmaceutical companies. Planning and preparation for both Phase 3 and a licensing campaign have been in progress for a long time, but will move to a new level of activity following a good result.

Dr Arthur Emmett, Chairman of Metabolic, commented "whether the Company pursues a licensing deal or a co-development arrangement with a pharmaceutical company, or funds the trial itself, will depend on the conditions at the time, including such things as the cost of capital and the terms of licensing deals on offer". The cost of capital is determined by the Company's share price, where as the value of a potential licensing deal depends on the terms of the arrangement (upfront payment, milestone payments and royalty rate). Therefore, the Board of Metabolic will consider all strategic alternatives to ensure that the path chosen for *AOD9604* is one that will generate optimal shareholder value and opportunities for corporate growth.

NEUROPATHIC PAIN

Treatment begins in the Phase 2A programme for *ACV1*

- The first group of patients has been treated in the first of two Phase 2A trials (targeting sciatic pain)
- Results of the first Phase 2A trial expected to be announced in mid 2007
- Phase 1 extension trial to study the safety and tolerability of higher doses of *ACV1* has been completed

Metabolic commenced a Phase 2A programme for its neuropathic pain drug, *ACV1*, in September 2006. This programme comprises two separate trials that will address three different kinds of neuropathic pain - sciatic pain, which is neuropathic pain caused by physical nerve damage, post-shingles neuropathic pain caused by herpes virus infection, and neuropathic pain caused by diabetes.

The Phase 2A trial with sciatic patients commenced in September 2006 and the first of several groups of patients in the study has been treated with *ACV1*. The second trial targeting diabetic neuropathic pain and post-herpetic neuralgia is anticipated to commence during the January-to-March 2007 quarter (Q107).

These trials are designed to investigate the safety and tolerability of *ACV1*, and to examine the effects of the drug in patients with neuropathic pain. Metabolic expects to have the results of the first (sciatica) trial available around mid 2007.

In addition, Metabolic has also completed a Phase 1 extension trial for *ACV1*. The purpose of this trial was to study the safety, tolerability and pharmacokinetics of a higher dose of *ACV1* than previously tested in the first Phase 1 trial which was successfully completed in October 2005. The clean safety and side effect profile shown in the previous Phase 1 study allows Metabolic to enhance the overall *ACV1* data package by extending the Phase 1 study and thereby expanding knowledge of the "margin of safety" above the anticipated therapeutic dose. This is important information for regulatory authorities and potential licensing partners.

This Phase 1 extension trial was completed in December 2006 with results expected during Q107. The timeline for the Phase 2A programme is not impacted by the Phase 1 extension trial.

Mechanism of action

- An independent study performed by researchers in the US has revealed the likely biochemical target for *ACV1*
- Research published and will be printed in a prestigious medical journal

A drug's mechanism of action is the specific biochemical interaction through which the drug produces its pharmacological effect. Understanding this mechanism of action is a key element in the clinical development and commercialisation of a drug with a novel mode of action.

A group of leading academic researchers working independently in the US recently identified the particular molecule in the body that *ACV1* potently blocks, as well as significant additional information about how it may work to relieve pain and apparently repair damaged nerves. The results of this study have now been published and a paper will be printed in a prestigious medical journal.

The researchers believe that *ACV1* has potent blocking activity on the alpha9alpha10 subtype nicotinic acetylcholine receptor (nAChR), and that this blockade may be responsible for the majority of *ACV1's* alleviation of nerve hypersensitivity in animals.

These results, from an independent laboratory, add significantly to Metabolic's understanding of *ACV1* and have enhanced its potential value.

Oral variant of *ACV1*

Metabolic has made substantial progress in converting the injectable drug for neuropathic pain, *ACV1*, into an oral drug so that it can be swallowed rather than injected. In several animal tests this oral variant of *ACV1* has had analgesic effects equal to those seen with the injected drug. A large batch of this new oral variant of *ACV1* is now being manufactured for further animal testing.

Oral variant of *ACV1* *(continued)*

- The latest oral variant of *ACV1* has shown the same beneficial analgesic effects as the injected *ACV1*

Metabolic hopes to progress this oral variant of *ACV1*, or a similar variant, into a formal development programme in 2007. The development programme for an oral variant of *ACV1* will run alongside the current Phase 2A clinical programme for the injected version of *ACV1*.

The development of an oral variant of *ACV1* is important for two key reasons: firstly, swallowed drugs are typically much more convenient for patients, so there is better compliance, more sales and bigger profits. Secondly, this successful conversion of *ACV1* to an orally available form gives Metabolic proof-of-concept that the Company's proprietary *Oral Peptide Delivery Platform* can be used to turn some peptide drugs from injectable into orally available drugs. This could be a significant source of income for Metabolic.

ORAL PEPTIDE DELIVERY PLATFORM

Proof-of-concept established

- Platform that converts injected peptide drugs into orally available drugs that can be swallowed



Metabolic has continued to make progress with its *Oral Peptide Delivery Platform* to convert injected peptide drugs into an oral form that can be swallowed rather than injected. This technology is based on an understanding of the structure of Metabolic's obesity and osteoporosis drug, *AOD9604*, a peptide drug which was found to be inherently orally available.

The Company's latest oral variant of its pain drug, *ACV1*, has shown analgesic effects equal to those seen with the injected drug in animal studies (see above).

The creation of a functional oral variant of *ACV1* provides proof-of-concept for the *Oral Peptide Delivery Platform* and further demonstrates Metabolic's extensive peptide engineering expertise.

The knowledge gained from converting *ACV1* from an injected drug into an oral drug will assist Metabolic in testing its *Oral Peptide Delivery Platform* for application to other injected peptide drugs – and if it proves to be applicable to other peptide drugs, could be a significant value driver for Metabolic.

Most peptide drugs are injectable only, as peptide drugs are proteins or fragments of proteins and are generally not effective orally. Whilst Metabolic does not expect that all peptide drugs will be effectively converted into oral drugs, if even a small portion of the 600-700 peptide drugs in development or on the market worldwide can be effectively converted, this could generate substantial revenue for the Company.

There are a number of different business models Metabolic could employ if the *Oral Peptide Delivery Platform* is able to convert other peptide drugs from injectable to orally available drugs.

The Company could make its own propriety oral versions of drugs that are publicly available, or alternatively license the technology to other companies with patented drugs or work collaboratively with other companies who own peptide drugs that are not orally available.

Metabolic is actively working on this platform and will continue to report on its progress.

OTHER NEWS

A$10.5 million raised through share placement

- The placement was primarily made to existing shareholders and was led by Metabolic's second largest shareholder, Acorn Capital
- Funds raised will accelerate the oral variant of *ACV1* for neuropathic pain, the *Oral Peptide Delivery Platform* and planning for a Phase 3 obesity trial
- Cash position in excess of A$25m as at the end of December 2006

Last December, Metabolic completed a A$10.5 million private placement resulting in the issue of 14.6 million fully paid ordinary shares primarily to existing shareholders. The placement was made at no discount to market price and was over-subscribed. The shares were issued at A$0.72c per share, representing less than 5% of the total issued capital of Metabolic. The purpose of the new share issue was to fund the acceleration of a number of successful projects recently announced, including:

- An oral variant of neuropathic pain drug, *ACV1;*
- *Oral Peptide Delivery Platform* - to actively progress the technology platform used to convert *ACV1* from an injectable to an oral drug. The proceeds will be used, in part, to *determine* to what extent this technology can be applied to other currently injected peptide drugs on the market or in development; and
- To step up preparatory work for a Phase 3 obesity trial for *AOD9604*, with the outcome of the Phase 2B trial due in March 2007.

This capital raising places Metabolic in a strong financial position, with more than A$25 million in the bank as at the end of December 2006. These funds should enable the Company to accelerate the programs mentioned above and to ensure the Company is in a strong position to begin negotiations with potential licensing partners during 2007.

Market initiatives

- Metabolic participated in several industry conferences and investor roadshows during Q406


Metabolic share price: 6-month trend
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
01-Aug-06
27-Oct-06
25-Nov-06
24-Dec-06

The CEO of Metabolic, Dr Roland Scollay has been promoting Metabolic as an investment proposition to investors and brokers through roadshows and conference presentations in Melbourne, Sydney, Perth, Brisbane, UK/Europe and the US. During Q406, Dr Scollay presented at the *UBS Global Life Sciences Conference* in the US, the *Intersuisse Life Sciences Forum* in London and the *BBY Healthcare & Life Sciences Conference* in Sydney.

Dr Scollay was invited to speak at these conferences regarding Metabolic's drug pipeline and its growth strategy. These conferences provide an opportunity to meet with a variety of specialist domestic and international biotech investors who have a specific interest in Australia.

Corporate presentations are available at www.metabolic.com.au.

2006 Annual General Meeting

- Ms Robyn Baker elected and Dr Evert Vos re-elected
- Shareholders approved a new Constitution for the Company

Metabolic's 2006 Annual General Meeting (AGM) was held on Friday 27 October 2006 in Melbourne.

There were eight resolutions put to shareholders at the AGM, ranging from a non-binding vote on remuneration policy, to the granting of performance rights to Directors, and the adoption of a new Company Constitution. All resolutions, including the election and re-election of Directors, Ms Robyn Baker and Dr Evert Vos, were passed and the results can be found in the ***Investor Relations*** area of the Company's website www.metabolic.com.au.

Company contact details

Level 3, 509 St Kilda Road
Melbourne Vic 3004 Australia
T: +61 3 9860 5700
F: +61 3 9860 5700
E: info@metabolic.com.au
W: www.metabolic.com.au

Forward Looking Statement

Certain statements in this Quarterly Investor Update contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

File No. 82-34936

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/01/2007

TIME: 12:58:22

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ASX Code MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	365,581 Ordinary Shares (ASX Code MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	365,581 Ordinary Shares (ASX Code: MBP) issued on exercise of 600,000 Unquoted Options (ASX Code: MBPAW)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Fully Paid Ordinary Shares
5	Issue price or consideration	Exercise of 365,581 Unquoted Options (ASX Code: MBPAW) at $0.55 per share – total $201,069.55
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unquoted Options (ASX Code: MBPAW)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,479,126	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	737,170	MBPAA
		1,527,096	MBPAB
		2,279,900	MBPAQ
		183,333	MBPAU
		5,129,395	MBPAW
		1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] The Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 25 January, 2007

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3204

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
25/01/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	365,581	$0.55	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 1 / 0 1 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No